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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*



                             McFarland Energy, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $1.00 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  580432 10 2
             ------------------------------------------------------
                                 (CUSIP Number)


                Terry L. Anderson, Esq. Monterey Resources, Inc.
       5201 Truxtun Avenue, Bakersfield, California 93309 (805) 864-3008
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 17, 1997
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.          580432 10 2                                                                                   PAGE 2 OF 7 PAGES


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Monterey Acquisition Corporation
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)      [ ]

                                                                                                                  (b)      [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          BK
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                         [ ]


-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         0
           NUMBER OF           ----------------------------------------------------------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH              -----------------------------------------------------------------------------------------------------
          REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                        0
                               ----------------------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [ ]


-----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%
-----------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.          580432 10 2                                                                                   PAGE 3 OF 7 PAGES


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Monterey Resources, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)      [ ]

                                                                                                                  (b)      [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          BK
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                         [ ]


-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         0
           NUMBER OF           ----------------------------------------------------------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH              -----------------------------------------------------------------------------------------------------
          REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                        0
                               ----------------------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [ ]


-----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%
-----------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.          580432 10 2                                                                                   PAGE 4 OF 7 PAGES


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Santa Fe Energy Resources, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)      [ ]

                                                                                                                  (b)      [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          BK
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                         [ ]


-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         0
           NUMBER OF           ----------------------------------------------------------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH              -----------------------------------------------------------------------------------------------------
          REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                        0
                               ----------------------------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [ ]


-----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%
-----------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer

                  This statement relates to the shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of McFarland Energy, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 10425 South Painter Avenue, Santa Fe Springs, California 90670.

Item 2.           Identity and Background

                  (a) - (c); (f) This statement is filed on behalf of Monterey Acquisition Corporation, a Delaware corporation (the "Purchaser"), Monterey Resources, Inc., a Delaware corporation ("Monterey") and Santa Fe Energy Resources, Inc., a Delaware corporation ("Santa Fe"). The Purchaser, Monterey and Santa Fe are referred to herein collectively as the "Reporting Persons." The information contained in section 8 captioned "Certain Information Concerning The Purchaser and Monterey" in Exhibit 1 hereto is hereby incorporated herein by reference.

                  The name, business address, present principal occupation or employment and citizenship of each of the Reporting Persons and of each executive officer and director of each of the Reporting Persons are contained in Schedule I of Exhibit 1 hereto and are hereby incorporated herein by reference.

                  (d) - (e) Except as set forth in Schedule I of Exhibit 1 hereto, which is hereby incorporated herein by reference, during the last five years, neither the Purchaser, Monterey, Santa Fe nor, to the best knowledge of the Purchaser, Monterey and Santa Fe, any of the executive officers and directors of the Purchaser, Monterey or Santa Fe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  The information contained in Section 9 captioned "Source and Amount of Funds" in Exhibit 1 hereto is hereby incorporated herein by reference.

Item 4.           Purpose of Transaction

                  (a) - (g); (j) The information contained in Section 11 captioned "Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company" in Exhibit 1 hereto is hereby incorporated herein by reference.

                  (h) - (i) The information contained in Section 12 captioned "Effect of the Offer on the Market for Shares; Nasdaq Listing; Registration Under the Exchange Act" in Exhibit 1 hereto is hereby incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

                  The Purchaser and Monterey have filed a Tender Offer Statement on Schedule 14D-1 with respect to the offer by the Purchaser to purchase all outstanding Shares of the Company at $18.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, pursuant to the terms of a Merger Agreement executed as of June 16, 1997 among the Company, the Purchaser and Monterey. In addition, as of June 17, 1997, Monterey and the Purchaser executed a stockholders agreement (the "Stockholders Agreement"), with the McFarland Family Trust (which owns 527,696 Shares), Mr. J.C. McFarland and his wife Carolyn J. McFarland (who together own 75,295 Shares and have rights to 140,500 Shares issuable upon exercise of options) and William Carl, a director of the Company (who owns 116,362 Shares and has rights to 5,000 Shares issuable upon exercise of options). Pursuant to the Stockholders Agreement, each of the McFarland Family Trust, Mr. and Mrs. McFarland and Mr. Carl severally agreed to tender all Shares owned by such stockholder into the Offer prior to the expiration of the Offer and not to withdraw any Shares so tendered. In addition, each of the McFarland Family Trust, Mr. and Mrs. McFarland and Mr. Carl severally agreed to sell to the Purchaser, and the Purchaser agreed to purchase all Shares held by such person at a price per Share equal to $18.55 or such higher price per Share as may be offered by the Purchaser in the Offer, provided that such obligations to purchase and sell are both subject to the Purchaser having accepted Shares for payment under the Offer and the Minimum Condition (as defined in the Offer to Purchase), minus any Shares which are the subject of the Stockholders Agreement but are not purchased in the offer) having been satisfied.

                  In view of the conditional nature of any purchase by the Purchaser under the Stockholders Agreement, the Reporting Persons disclaim beneficial ownership of Shares subject to the Stockholders Agreement. Nonetheless, the Reporting Persons have elected to file this Schedule 13D in order to avoid any issue as to whether they have met applicable filing requirements. If the Shares subject to the Stockholders Agreement were deemed to be beneficially owned by the Reporting Persons, such Shares (including Shares issuable upon conversion of the options subject to the Stockholders Agreement) would amount to 14.72% of the outstanding Shares of the Company.

                  In addition, the information contained in Section 8 captioned "Certain Information Concerning the Purchaser and Monterey", in Section 12 captioned "Background of the Offer, Past Contacts, Transaction, or Negotiations with the Company" is hereby incorporated herein by reference.]

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  See Item 5 above. In addition, the information in Section 9 captioned "Source and Amount of Funds" and in Section 16 captioned "Fees and Expenses" in Exhibit 1 hereto is hereby incorporated herein by reference.

Item 7.           Material to be filed as Exhibits

                  Exhibit 1 --  Offer to Purchase, dated June 23, 1997.

                  Exhibit 2 --  Stockholders Agreement, dated as of June 17,
                                1997 between Monterey Resources, Inc., Monterey Acquisition Corporation and the McFarland Family Trust, J.C. McFarland and Carolyn J. McFarland, and William E. Carl.

                                   SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 27, 1997


                                        MONTEREY ACQUISITION CORP.


                                        By: /s/ Terry Anderson
                                            -----------------------------------
                                            Title:  Vice President and Secretary


                                        MONTEREY RESOURCES, INC.


                                        By: /s/ Terry Anderson
                                            ----------------------------------
                                            Title:  General Counsel


                                        SANTA FE ENERGY RESOURCES, INC.

                                        By: /s/ David L. Hicks
                                            ----------------------------------
                                            Title:  Vice President -- Law and
                                                    General Counsel

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------

Exhibit 1        Offer to Purchase, dated June 23, 1997.

Exhibit 2 Stockholders Agreement, dated as of June 17, 1997 between Monterey Resources, Inc., Monterey Acquisition Corporation and the McFarland Family Trust, J.C. McFarland and Carolyn J. McFarland, and William E. Carl.